UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

OUTCOME OF BOARD MEETING
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

OUTCOME OF BOARD MEETING

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the outcome of the Board Meeting held on August 18, 2018

Infosys Limited at its meeting held on August 18, 2018 accepted the resignation of M. D. Ranganath as the Chief Financial Officer and Key Managerial Personnel of the Company. Ranganath will continue in his current position as Chief Financial Officer till November 16, 2018.

A copy of the press release disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: August 20, 2018	Inderpreet Sawhney General Counsel and Chief Compliance Officer

 INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press release filed with the stock exchanges on August 18, 2018